                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                         American Retirement Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   028913-10-1
                     ---------------------------------------
                                 (CUSIP Number)



                                  Brian Newman
                          Walton Street Capital, L.L.C.
                             900 N. Michigan Avenue
                                   Suite 1900
                             Chicago, Illinois 60611
                                 (312) 915-2800
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                November 16, 2001
                    ---------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. 028913-10-1                 13D                      Page 2 of 9 Pages
---------------------                                          -----------------

================================================================================
    1       NAME OF REPORTING PERSON

            DNMC Public Holdings, L.L.C.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4320464
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC, BK

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                               [_]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
              NUMBER OF      7     SOLE VOTING POWER

               SHARES              0
                           -----------------------------------------------------
            BENEFICIALLY     8    SHARED VOTING POWER

              OWNED BY            375,000 (See Item 5)
                           -----------------------------------------------------
                EACH         9    SOLE DISPOSITIVE POWER

              REPORTING           0
                           -----------------------------------------------------
               PERSON       10    SHARED DISPOSITIVE POWER

                WITH              375,000 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            375,000 (See Item 5)

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [_]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                       -----------------
CUSIP No. 028913-10-1                  13D                     Page 3 of 9 Pages
------------------------                                       -----------------
================================================================================
    1       NAME OF REPORTING PERSON

            Walton Street Real Estate Fund II, L.P.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4208917
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)
                                                                      [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------
              NUMBER OF       7     SOLE VOTING POWER

               SHARES               0
                         -------------------------------------------------------
            BENEFICIALLY      8     SHARED VOTING POWER

              OWNED BY              375,000 (See Item 5)
                         -------------------------------------------------------
                EACH          9     SOLE DISPOSITIVE POWER

              REPORTING             0
                         -------------------------------------------------------
               PERSON        10     SHARED DISPOSITIVE POWER

                WITH                375,000 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            375,000 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                        -----------------
CUSIP No. 028913-10-1                13D                       Page 4 of 9 Pages
-----------------------                                        -----------------

================================================================================

    1       NAME OF REPORTING PERSON

            Walton Street Managers II, L.P.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4200292
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)
                                                                      [ ]
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------------------------------------------------------------------
              NUMBER OF    7     SOLE VOTING POWER

               SHARES            0
                         -------------------------------------------------------
            BENEFICIALLY   8     SHARED VOTING POWER

              OWNED BY           375,000 (See Item 5)
                         -------------------------------------------------------
                EACH       9     SOLE DISPOSITIVE POWER

              REPORTING          0
                         -------------------------------------------------------
               PERSON      10    SHARED DISPOSITIVE POWER

                WITH             375,000 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            375,000 (See Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
                                                                      [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 028913-10-1                    13D                   Page 5 of 9 Pages
---------------------                                          -----------------

================================================================================
    1       NAME OF REPORTING PERSON

            WSC Managers II, Inc.

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-4200554
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(D) OR 2(E)                                       [_]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
            NUMBER OF           7     SOLE VOTING POWER

            SHARES                    0
                               -------------------------------------------------
          BENEFICIALLY          8     SHARED VOTING POWER

            OWNED BY                  375,000 (See Item 5)
                               -------------------------------------------------
              EACH              9     SOLE DISPOSITIVE POWER

           REPORTING                  0
                               -------------------------------------------------
            PERSON             10     SHARED DISPOSITIVE POWER

             WITH                     375,000 (See Item 5)
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            375,000 (See Item 5)
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                          [_]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.1%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*

            CO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 4 to Schedule 13D is filed by and on behalf of DNMC Public Holdings, L.L.C., Walton Street Real Estate Fund II, L.P. (the sole member of DNMC Public Holdings, L.L.C.), Walton Street Managers II, L.P. (the sole general partner of Walton Street Real Estate Fund II, L.P.) and WSC Managers II, Inc. (the sole general partner of Walton Street Managers II, L.P.) and amends the Schedule 13D (as previously amended, the "Schedule 13D") filed by the Reporting Persons. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) As of December 4, 2001, the Reporting Persons beneficially owned in the aggregate 375,000 Shares, which consists of 375,000 Shares issuable upon the conversion of the Debentures owned by DNMC Public Holdings, L.L.C. that are convertible within 60 days of December 4, 2001. Based upon (i) the 17,247,576 Shares outstanding on November 9, 2001 as set forth in the Company's quarterly report on Form 10-Q for the quarterly period ending September 30, 2001 filed November 14, 2001 and (ii) the 375,000 Shares issuable upon conversion of the Debentures owned by DNMC Public Holdings, L.L.C. that are convertible within 60 days of December 4, 2001, these 375,000 Shares represent 2.1% of the outstanding Shares of the Company. The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

      Directly Held Beneficial Ownership:


                                           Shares Issuable       Approximate
                                           upon Conversion  Percentage of Shares
       Name                       Shares    of Debentures        Outstanding
       ----                       ------   ---------------  --------------------

DNMC Public Holdings, L.L.C.           0      375,000              2.1%

Walton Street Real Estate
 Fund II, L.P.                         0            0              0.0%

Walton Street Managers II, L.P.        0            0              0.0%

WSC Managers II, Inc.                  0            0              0.0%

      Total                            0      375,000              2.1%

      Under Rule 13d-3 of the Securities Exchange Act of 1934 and based on the relationships described above under Item 2 of this Schedule 13D, Walton Street Real Estate Fund II, L.P., Walton Street Managers II, L.P. and WSC Managers II, Inc. may be deemed to beneficially own Company securities beneficially owned by DNMC Public Holdings, L.L.C. Each Reporting Person (other than DNMC Public Holdings, L.L.C.) expressly disclaims beneficial ownership of the Company securities directly owned by DNMC Public Holdings, L.L.C.

      As set forth in Item 5(c) of this Schedule 13D, between October 4, 2001 and December 4, 2001, DNMC Public Holdings, L.L.C. sold 1,300,000 Shares. As a result of such sales, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Company. Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein that may occur after December 4, 2001.

Item 5(c) of the Schedule 13D is hereby amended by adding the following thereto:

      The Reporting Persons engaged in the following transactions in Shares of the Company between October 4, 2001 and December 4, 2001. All transactions were completed on the New York Stock Exchange.

                                                                         Price/
                                                            Principal    $1,000
     Direct                   Nature of             Price/  Amount of  Principal
Beneficial Owner    Date     Transaction   Shares   Share   Debentures   Amount
----------------    ----     -----------   ------   -----   ----------   ------

DNMC Public
 Holdings, L.L.C.  10/4/01      Sale       1,200   3.5000       --         --

DNMC Public
 Holdings, L.L.C.  10/5/01      Sale       1,000   3.5300       --         --

DNMC Public
 Holdings, L.L.C.  10/9/01      Sale       1,000   3.5000       --         --

DNMC Public
 Holdings, L.L.C.  10/15/01     Sale      20,000   3.3000       --         --

DNMC Public
 Holdings, L.L.C.  11/15/01     Sale     102,100   2.4291       --         --

DNMC Public
 Holdings, L.L.C.  11/15/01     Sale       3,600   2.2500       --         --

DNMC Public
 Holdings, L.L.C.  11/16/01     Sale     144,100   2.3000       --         --

DNMC Public
 Holdings, L.L.C.  11/28/01     Sale     415,500   1.9568       --         --

DNMC Public
 Holdings, L.L.C.  11/29/01     Sale     300,000   1.9500       --         --

DNMC Public
 Holdings, L.L.C.  11/29/01     Sale     203,000   1.9500       --         --

DNMC Public
 Holdings, L.L.C.  11/30/01     Sale       8,000   1.8713       --         --

DNMC Public
 Holdings, L.L.C.  12/3/01      Sale       5,000   1.9500       --         --

DNMC Public
 Holdings, L.L.C.  12/4/01      Sale      95,500   1.9500       --         --

                                   Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2001


DNMC PUBLIC HOLDINGS, L.L.C.

     By:  Walton Street Real Estate Fund II, L.P.
     Its: Member

          By:  Walton Street Managers II, L.P.
          Its: General Partner

               By:  WSC Managers II, Inc.
               Its: General Partner

                    By:   /s/ Ira J. Schulman
                          -----------------------------
                    Name: Ira J. Schulman
                    Its:  Vice President

WALTON STREET REAL ESTATE FUND II, L.P.

     By:  Walton Street Managers II, L.P.
     Its: General Partner

          By:  WSC Managers II, Inc.
          Its: General Partner

               By:   /s/ Ira J. Schulman
                     -----------------------------
               Name: Ira J. Schulman
               Its:  Vice President

WALTON STREET MANAGERS II, L.P.

     By:  WSC Managers II, Inc.
     Its: General Partner

          By:   /s/ Ira J. Schulman
                -----------------------------
          Name: Ira J. Schulman
          Its:  Vice President

WSC MANAGERS II, INC.

         By:   /s/ Ira J. Schulman
               -----------------------------
         Name: Ira J. Schulman
         Its:  Vice President